                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Crawford & Company
                                (Name of Issuer)

                 Class B Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                    224633206
                                 (CUSIP Number)

                           Estate of Virginia Crawford
                        c/o SunTrust Bank, as co-executor
                                  P.O. Box 4655
                                  Mail Code 213
                             Atlanta, Georgia 30302
                                 (404) 588-7571
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                               John J. Kelley III
                                 King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

                                  June 11, 2001
                          (Date of Event Which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

CUSIP NO. 224633206
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                  Estate of Virginia Crawford
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  /     /
                                                            (b)  / X /
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

                  Not applicable.
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                     /  /
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Estate is subject to the laws of the State of Georgia

  NUMBER OF               7.  SOLE VOTING POWER           8,052,295
   SHARES
BENEFICIALLY              8.  SHARED VOTING POWER               -0-
  OWNED BY
    EACH                  9.  SOLE DISPOSITIVE POWER      8,052,295
 REPORTING
   PERSON                10.  SHARED DISPOSITIVE POWER          -0-
    WITH
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,052,295
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                   /  /
--------------------------------------------------------------------------------


                               Page 2 of 7 Pages

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *:

                  32.6%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON

                  00

--------------------------------------------------------------------------------

* As of June 6, 2001, there were 24,697,172 shares of Class B Common Stock of Crawford & Company issued and outstanding.


                         (continued on following pages)


                               Page 3 of 7 Pages

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 1.  Security and Issuer

          The class of equity securities to which this statement on Schedule 13D relates is the Class B common stock, par value $1.00 per share (the "Common Stock"), of Crawford & Company (the "Issuer"), a Georgia corporation, with its principal executive offices located at 5620 Glenridge Dr., N.E., Atlanta, Georgia 30342.

Item 2.  Identity and Background

(a - b) This statement is being filed on behalf of the Estate of Virginia C. Crawford (the "Estate") by each of SunTrust Bank and Jesse C. Crawford, co-executors of the Estate of Virginia C. Crawford. The address of SunTrust is: 55 Park Place Atlanta, Georgia 30303. The address of Jesse
         C. Crawford is: c/o Crawford Communications, 3845 Pleasantdale Road, Atlanta, Georgia 30340.

(c)      Not applicable.

(d - e) During the last five years, the Estate has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

(a - j) On August 8, 1999, Virginia C. Crawford died. At the time of her death, Ms. Crawford owned 8,401,207 shares of Common Stock (the "Shares") of record. These Shares are now beneficially owned by the Estate. The co-executors of the Estate, as appointed by the Clerk of Probate Court, Fulton County Georgia, on August 17, 1999, are SunTrust Bank and Jesse C. Crawford, the son of Ms. Crawford.


                               Page 4 of 7 Pages

         On June 11, 2001, the Estate disposed of 384,912 shares of Common Stock. The purpose of this transaction was to provide the Estate with funds with which to pay certain estate taxes.

         The Estate does not have any plans or proposals with respect to the Shares which relate to or that would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a - b) The Estate is the beneficial owner of 8,052,295 shares of Common Stock, representing approximately 32.6% of the outstanding shares of Common Stock as of June 6, 2001.

(c) During the 60 days preceding the date of this report, the Estate has not effected any transactions involving the Shares, except for the June 11, 2001 disposition of Common Stock to which this Amendment relates.

(d) SunTrust Bank and Jesse C. Crawford, as co-executors of the Estate, have the sole power to vote or direct the vote and to dispose or to direct the disposition of the Shares. To effect such disposition or vote, the unanimous consent of both SunTrust Bank and Jesse C. Crawford is required.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be filed as Exhibits.

         None

                               Page 5 of 7 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June  15, 2001

                                         THE ESTATE OF VIRGINIA C. CRAWFORD


                                       By: /s/ William N. Dickson, II
                                           -------------------------------------
                                             Name: William N. Dickson, II
                                             For:  SunTrust Bank, as co-executor
                                             Title: First Vice President


                                       By: /s/ Jesse C. Crawford
                                           -------------------------------------
                                             Jesse C. Crawford
                                             Co-executor



                               Page 6 of 7 Pages

                             JOINT FILING AGREEMENT

         The undersigned each hereby agree that the Amendment No. 1 to Schedule 13D dated June 11, 2001, which relates to the common stock of Crawford & Company, is to be filed jointly on behalf of the estate of Virginia C. Crawford by each of them for the reasons stated therein, and any amendments thereto shall be filed jointly by the undersigned.

Dated:  June 15, 2001


                                            SunTrust Bank, and Jesse C.
                                            Crawford, as co-executors of the
                                            Estate of Virginia C. Crawford


                                            By: /s/ William N. Dickson, II
                                               ---------------------------------
                                                Name: William N. Dickson, II
                                                For:  SunTrust Bank
                                                Title: First Vice President


                                            By: /s/ Jesse C. Crawford
                                               ---------------------------------
                                                Jesse C. Crawford


                                Page 7 of 7 Pages